OMB APPROVAL

OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden
hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

8-70293

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __07/01/24__ AND ENDING __06/30/25__
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Cultivate Capital Group, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

859 Madison Avenue
(No. and Street)

Bridgewater   **NJ**   **08807**
(City)   (State)   (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Michele Silvestro   **212-668-8700**   **msilvestro@acisecure.com**
(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

NAWROCKI SMITH LLP
(Name – if individual, state last, first, and middle name)

100 Motor Parkway, Suite 580   **Hauppauge**   **NY**   **11788**
(Address)   (City)   (State)   (Zip Code)

03/04/2009   **3370**
(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, KEITH BLISS _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Cultivate Capital, LLC _____, as of 6/30 _____, 2 025 ___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _R.K. Bliss_____

Title: _____
CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

Cultivate Capital Group, LLC

Financial Statements
and Supplemental Information

For the Year Ended June 30, 2025

With Reports of Independent Registered Public Accounting Firm

Table of Contents



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cultivate Capital Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Cultivate Capital Group, LLC (the "Company") as of June 30, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Cultivate Capital Group, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission ("SEC") and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Cultivate Capital Group, LLC's auditor since 2020.

Hauppauge, New York
October 1, 2025

Nawrocki Smith LLP

Cultivate Capital Group, LLC
Statement of Financial Condition
June 30, 2025

ASSETS

Cash	$	19,504
Prepaid Expenses		14,010
Other Assets		685
TOTAL ASSETS	$	34,199

LIABILITIES AND Member's EQUITY

LIABILITIES

Accounts Payable and Other Liabilities		7,931
Due to Parent	$	100
TOTAL LIABILITIES	$	8,031

Member's Equity

Member's Equity	26,168
MEMBER'S EQUITY	26,168
TOTAL LIABILITIES AND MEMBER'S EQUITY	$ 34,199

See accompanying notes to financial statements

REVENUE:		
Fee Income	$	59,241
Total revenue		59,241
OPERATING EXPENSES:		
Professional fees		197,315
Employee compensation and benefits		45,112
Office expenses		6,707
Regulatory fees		23,809
Other Expenses		6,242
Total expenses		279,185
NET LOSS	$	(219,944)

MEMBER'S EQUITY July 1, 2024	$	30,124
Capital contributions		215,988
Net loss		(219,944)
MEMBER'S EQUITY, JUNE 30, 2025		26,168

OPERATING ACTIVITIES:

Net Loss	$ (219,944)
Adjustments to reconcile net loss to net cash used by operating activities:	
Changes in operating assets and liabilities	
Decrease in Accounts receivable	749
Increase in Prepaid expenses	(1,174)
Decrease in other assets	1,591
Increase in Accounts payable & other liabilities	4,428
Net cash used by operating activities	(214,351)

FINANCING ACTIVITIES:

Member contributions	215,988
Net cash provided by financing activities	215,988
NET INCREASE IN CASH	1,637
CASH AT JULY 1, 2024	17,866
CASH AT JUNE 30, 2025	$ 19,504

See accompanying notes to financial statements

1. **Organization and Description of Business**

Cultivate Capital Group, LLC (formerly BW Network Securities, LLC) (the "Company") is wholly-owned by Flyover Holdings, LLC (the "Member"). The Company was organized on December 11, 2018 as a Delaware limited liability company and is registered to do business in New York as a foreign limited liability company. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") as of June 30, 2025. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company facilitates capital raising between issuers and investors.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to private placements of securities.

2. **Summary of Significant Accounting Principals**

Basis of Presentation - The accompanying financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP, requires managementto make estimates and assumptions that affect the reported amounts of assets and liabilitiesand disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - In accordance with ASU No. 2014-09, "Revenue from Contracts with Customers" ("ASC Topic606") revenues from contracts with customers is recognized when, or as, the Company satisfies its performance obligations by transferring the promised services to the customers. A service is transferred to a customer when, or as, the customer obtains control of that service. A performance obligation may be satisfied at a point in time or over time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised service. Revenue from a performance obligation satisfied over time is recognized by measuring the Company's progress in satisfying the performance obligation in a manner that depicts the transfer of the services to the customer.

The amount of revenue recognized reflects the consideration the Company expects to receive in exchange for those promised services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration, if any.

The Company conducts private placements of securities. Revenue is earned when the firm makes an introduction which is generally recognized at the point in time that performance under the arrangement is completed typically when the issuer accepts the investment by the investor, the closing date of the transaction, or the contract is cancelled.

Accounts Receivable - Accounts receivable are reported net of an allowance for doubtful accounts. The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at June 30, 2025, an allowance for doubtful accounts was not necessary.

Uncertain Tax Positions - The Company applies the provisions of ASC 740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of June 30, 2025.

The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

Leases -Tthe Company comlies with the lease accounting guidance in Accounting Standards Update No. 2016-02, Leases (Topic 842) ("ASC Topic 842"). The Company has elected the package of practical expedients permitted in ASC Topic 842. Accordingly, the Company accounts for its operating lease as an operating lease under the guidance. The Company defines a short-term lease as a lease that, at the commencement date, has a lease term of 12 months or less and does not contain an option to purchase the underlying asset that the lease is reasonably certain to exercise. The Company elected to recognize short-term lease payments as an expense on a straight-line basis over the lease term. Related variable lease payments are recognized in the period in which the obligation is incurred. The Company's lease obligations are deemed to be short term. As such, there was no impact on the financial statements.

3.   Concentration of Credit Risk
The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4.   Net Capital Requirements
The Company is subject to the uniform net capital requirements of Rule 15c3-1 ("The Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness.

At June 30, 2025 the Company had net capital, as defined, of $11,473 which exceeded the required minimum net capital of $5,000 by $6,473. Aggregate indebtedness at June 30, 2025 totaled $8,031. The Company's percentage of aggregate indebtedness to net capital was 69.99%.

5. Related Party Transactions

Flyover Holdings, LLC (the "Parent") provides capital to the Company as needed. There is no expense sharing agreement. As of June 30, 2025 the Company owed its parent $100 for a one time payment the Parent made on behalf of the Company. This is reflected in the Company's statement of financial condition.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable segment, brokerage services Fee income segment. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Chief Operating Decision Maker ("CODM") makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services (update name of segment) segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. Commitments and Contingencies

As of June 30, 2025, the company had no outstanding commitment or contingencies.

8. Going Concern

The Company might not have sufficient liquidity to meet its anticipated obligations over the next year from the date of issuance of the financial statement. In connection with the Company's assessment of going concern considerations, management has determined that the Company will have access to funding from the parent company. The parent is committed to continuing to fund the ongoing operations of the Company.

9. Subsequent Events

Management of the Company has evaluated events and transactions that have occurred through October 1, 2025 the date these financial statements were available to be issued and determined that there are no material events that would require disclosures in the Company's financial statements.

SCHEDULE I

TOTAL Members EQUITY QUALIFIED FOR NET CAPITAL	$	26,168
DEDUCTIONS AND/OR CHARGES:		
Prepaid expenses		(14,010)
Other assets		(685)
NET CAPITAL	$	11,473
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum dollar requirement	$	5,000
Minimum net capital required (6.67% of aggregate indebtedness)		535
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	6,473
Net Capital less greater of 10% of aggregate indebtedness or 120% of the minimum dollar amount required	$	5,473
AGGREGATE INDEBTEDNESS	$	8,031
Percentage of Aggregate Indebtedness to Net Capital		69.99%

There are no material differences between the preceding
computation and the Company's corresponding unaudited
Part II of Form X-17A-5 as of June 30, 2025, as amended on October 1, 2025

See report of independent registered public accounting firm.

SCHEDULE II - Computation for Determination of Reserve Requirements
Under Rule 15c3-3 (EXEMPTION)

Will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

SCHEDULE III - Information for Possession or Control Requirements
Under Rule 15c3-3 (EXEMPTION)

Will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. and did not maintain possession or control of any customer funds or securities at June 30, 2025.

See report of independent registered public accounting firm.



CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Cultivate Capital Group, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Cultivate Capital Group, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
October 1, 2025

Nawrocki Smith LLP

CULTIVATE CAPITAL GROUP, LLC

MANAGEMENT STATEMENT REGAURDING COMPLIANCE WITH THE EXEMPTION PROVISION OF SEC RULE 15C3-3
JUNE 30, 2025

Cultivate Capital Group, LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. 240.15c3-3.

(2) The Company is also filing this Exemption Report because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c-3-3) for the period July 1, 2024 through June 30, 2025 without exception.

Cultivate Capital Group, LLC

I, Keith Bliss, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: *R Keith Bliss*

Title: CEO and CCO